UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53648/April 13, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12234

In the Matter of	:	
	:	
GARY PLAYER DIRECT, INC.,	:	ORDER MAKING FINDINGS AND
GARY PLAYER GOLF, INC.,	:	REVOKING REGISTRATIONS BY
CROSS MEDIA MARKETING CORP.,	:	DEFAULT AS TO FIVE RESPONDENTS
FIRST CHESAPEAKE FINANCIAL	:	AND HOLDING IN ABEYANCE
CORP., NORTH LILY MINING CO., and	:	MOTION FOR SUMMARY DISPOSITION
QUADRACOMM, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings on March 9, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On March 29, 2006, the Division of Enforcement (Division) filed a motion for default and leave to file a motion for summary disposition. The motion provides a sworn declaration of its counsel and attached exhibits establishing that all Respondents were served with the OIP pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice. The motion requests that Respondents Gary Player Direct, Inc. (GP Direct), Cross Media Marketing Corp. (Cross Media), First Chesapeake Financial Corp. (First Chesapeake), North Lily Mining Co. (North Lily), and QuadraComm, Inc. (QuadraComm), be adjudged in default for failing to answer the OIP and that the registration of each class of their securities be revoked. [1] If an entry of default is not granted, the motion further requests leave for filing a motion for summary disposition pursuant to Rule 250 of the Commission's Rules of Practice.

A telephonic prehearing conference was held on April 5, 2006, that only the Division and North Lily attended. At the prehearing conference, the undersigned granted North Lily an extension to file its Answer, and the Division renewed its request for entry of default orders against those Respondents failing to file an Answer to the OIP and failing to attend the prehearing conference, including Gary Player Golf, Inc. (GP Golf). North Lily has since filed its Answer, dated April 12, 2006, but as of today, no other Respondent has filed its Answer to the OIP, which was due ten days after service. 17 C.F.R. § 201.220(b); OIP at 4.

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[1] Respondents GP Direct, Gary Player Golf, Inc., Cross Media, First Chesapeake, North Lily, and Quadracomm were served with the OIP on March 10, March 27, March 10, March 10, March 15, and March 12, 2006, respectively.

GP Direct, GP Golf, Cross Media, First Chesapeake, and QuadraComm are in default for failing to file an Answer, appear at a scheduled prehearing conference, and otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, the following allegations are deemed to be true, as they pertain to GP Direct, GP Golf, Cross Media, First Chesapeake, and QuadraComm.

GP Direct (CIK No. 798740) is a Delaware corporation located in San Luis Obispo, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ending December 31, 1999, and that filing reported a net loss of $9.7 million for the nine months ending December 31, 1999. The company has an inactive status with the Delaware Secretary of State. In February 2000, the company executed a general assignment for the benefit of creditors to The Hamer Group of Sherman Oaks, California. The company's common stock (ticker symbol: GPLY) was quoted on the Pink Sheets as of March 6, 2006, has a market maker, and is eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

GP Golf (n/k/a as Gary Player Golf.com, Inc.) (CIK No. 1060353) is a Delaware corporation located in Santa Maria, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since it registered under Section 12 on August 21, 1998. A financial statement filed by the company on August 20, 1998, reported that the company had a cumulative operating loss of over $3.7 million as of March 31, 1998. The company has an inactive status with the Delaware Secretary of State. A former president and CEO of GP Direct was president and secretary of GP Golf. Also, an executive vice president for GP Direct was CFO of GP Golf.

Cross Media (CIK No. 1069201) is a Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-K was filed for the period ending December 31, 2002, and that filing reported a net loss of $34.5 million for 2002. On June 16, 2003, the company filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. The bankruptcy court confirmed a joint plan for the company on May 29, 2005, providing for the liquidation of the company and its subsidiaries, and on July 23, 2005, the effective date of the plan, all shares of equity securities of the company were extinguished. As of March 6, 2006, the company's common stock (ticker symbol: CMKC) was traded on the over-the-counter markets. A former president and CEO of GP Direct was senior vice president of Cross Media.

First Chesapeake (CIK No. 899164) is a revoked Virginia corporation located in West Conshohocken, Pennsylvania, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ending September 30, 2003, and that filing reported a net loss from operations of $869,302. On July 27, 2004, the former CEO of First Chesapeake was convicted of conspiracy to sell unregistered securities, and conspiracy to commit mutual fund market timing and late trading in the United States District Court for the Southern District of Florida, in regard to a company unrelated to First Chesapeake. The company's stock (ticker symbol: FCFK) was quoted on the Pink Sheets as of March 6, 2006, has market makers, and is eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). A former chairman of GP Direct handled an irrevocable voting trust for several large shareholders of First Chesapeake including its chairman.

QuadraComm (CIK No. 910415) is a Colorado corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ending March 31, 2002, and that filing reported the company had a net loss of more than $3.3 million since January 1, 1996. As of March 6, 2006, the company's common stock (ticker symbol: QDRA) was traded on the over-the-counter markets. A former executive vice president of GP Direct was controller for QuadraComm.

GP Direct, GP Golf, Cross Media, First Chesapeake, and QuadraComm are delinquent in their periodic filings with the Commission. They have repeatedly failed to meet their obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of GP Direct, GP Golf, Cross Media, First Chesapeake, and QuadraComm.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Gary Player Direct, Inc., Gary Player Golf, Inc., Cross Media Marketing Corp., First Chesapeake Financial Corp., and QuadraComm, Inc., are hereby REVOKED;

IT IS FURTHER ORDERED THAT the Division of Enforcement's request for an entry of default as to North Lily Mining Co. is hereby DENIED, as that company has since filed an Answer;

IT IS FURTHER ORDERED THAT the Division of Enforcement's request for leave to file a motion for summary disposition as to North Lily Mining Co. is HELD IN ABEYANCE and will be discussed at the prehearing conference scheduled for April 19, 2006.

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Robert G. Mahony
Administrative Law Judge